PTM

Platinum Group Metals (RSA) (Pty) Ltd
Reg. No: 2000/025984/07
Vat No: 4750211254
Subsidiary of PTM Limited, Vancouver, Canada

Sherwood House, Greenacres Office Park
Corner of Victory and Rustenburg Roads
Victory Park
Johannesburg 2193

PostNet Suite No. 81
Private Bag X12
Rooseveltpark 2129

Contact Phone: + 27 (0) 11 782 2186
Facsimile : +27 (0) 11 782 4338
Email: jgould@platinumgroupmetals.net

CERTIFICATE of AUTHOR

I, Willem Jakobus Visser, Pr.Sci.Nat., do hereby certify that:

1. I am currently employed as Exploration Manager by:

   Platinum Group Metals (RSA) (Pty) Ltd.
   Sherwood House, Greenacres Office Park
   Corner Victory and Rustenburg Roads
   Victory Park 2193, Johannesburg, South Africa.

2. I graduated with the degree of B Sc Geology (Honours) from the University of Pretoria in 1998.

3. I am registered as a Geological Scientist (Pr.Sci.Nat.) with the South African Council for Natural Scientific Professions ("SACNASP"), registration number 400279/04, and I am a member of the Geological Society of South Africa ("GSSA"). Both SACNASP and GSSA are recognized as Professional Associations by the Canadian Securities Administrators ("CSA") for the purposes of filing Technical Reports under NI 43-101.

4. I have worked as a geologist and mineral resources manager for 15 years since graduating from university

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations (as defined by NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am co-author responsible for the technical preparation of all sections of this report, "Inferred Resource Declaration – 'War Springs' (Oorlogsfontein 45KS)" on the Northern Limb Platinum Property", dated November 2005.

7. I am the Exploration Manager of the properties that are the subject of this Technical Report, and thus have visited the project on a weekly basis, my visits being of 1 to 2 days duration, from June 2004 to November 2005 .

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 8th day of November 2005.

Willem Jakobus Visser
Exploration Manager
Platinum Group Metals (RSA) (Pty) Ltd.
Johannesburg
South Africa